Exhibit 99.1

ParaZero Technologies Ltd. Announces Closing of $5.1 Million Private Placement

KIRYAT ONO, ISRAEL, Oct. 30, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (“ParaZero” or the “Company”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced the closing of its recently announced securities purchase agreement. The aggregate gross proceeds to the Company were $5.1 million, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the offering, the Company issued an aggregate of 4,636,364 units and pre-funded units. The pre-funded units were sold at the same purchase price less the pre-funded warrant exercise price of $0.005. Each unit and pre-funded unit consisted of one ordinary share (or pre-funded warrant) and one common warrant exercisable for one ordinary share at an exercise price of $1.10 per ordinary share. The common warrants were exercisable upon issuance and will have a term of 5.5 years from the issuance date. The number of securities issued under the units is subject to adjustment as described in more detail in the report on Form 6-K filed in connection with the offering.

Aegis Capital Corp. acted as the Exclusive Placement Agent for the Offering.

The securities described above were sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares sold in the offering and the ordinary shares issuable upon exercise of the pre-funded warrants and the warrants sold in the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ParaZero

ParaZero Technologies Ltd. is an aerospace company that is focused on drone safety systems and engaged in the business of designing, developing, and providing what we believe are best-in-class autonomous parachute safety systems for commercial drones, also known as unmanned aerial systems (“UAS”). ParaZero was founded by a group of aviation professionals, together with veteran drone operators, to address the drone industry’s safety challenges. ParaZero’s goal is to enable the drone industry to realize its greatest potential through increasing safety and mitigating operational risk. ParaZero’s unique, patented technology for drones, the SafeAir system, is designed to protect hardware, people, and payload in the event of an in-flight failure. The SafeAir system is a smart parachute system that monitors UAS flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero Technologies Ltd. is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com